UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FGL Holdings

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G3402M 102

(CUSIP Number)

William P. Foley, II

Sterling House

16 Wesley Street

Hamilton HM CX, Bermuda

(800) 445-6758

Copy to:

Michael L. Gravelle

601 Riverside Avenue

Jacksonville, FL 32204

Attention: General Counsel

(904) 854-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 7, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G3402M 102

1	Name of Reporting Persons William P. Foley, II

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 14,935,466 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 14,935,466 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,935,466 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person IN

(1) The securities are held directly by BilCar, LLC (“BilCar”). William P. Foley, II is a manager of BilCar and as such may be deemed to beneficially own all of the securities held directly by BilCar.

CUSIP No. G3402M 102

1	Name of Reporting Persons BilCar, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 14,935,466

	8	Shared Voting Power 0

	9	Sole Dispositive Power 14,935,466

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,935,466

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person OO

END OF COVER PAGES

Item 1.   Security and Issuer

This statement amends and supplements the Statement on Schedule 13D, filed on November 29, 2017 with the Securities and Exchange Commission by William P. Foley, II and BilCar, LLC (“BilCar”) (collectively, the “Reporting Persons”) in connection with their beneficial ownership of the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of FGL Holdings (f/k/a CF Corporation) (NYSE:FG) (the “Issuer”). Unless otherwise defined herein, all capitalized terms used herein shall have the meaning ascribed to them in Schedule 13D.

Item 4.   Purpose of the Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On February 7, 2020, Fidelity National Financial, Inc. (NYSE:FNF) (“FNF”), the Issuer, F I Corp. (“Merger Sub I”) and F II Corp. (“Merger Sub II” and, together with Merger Sub I, “Merger Subs”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub I will merge with and into the Issuer (the “First Merger”) with the Issuer to survive the First Merger (the “Surviving Company”), and the Surviving Company will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II to survive the Second Merger as a wholly-owned subsidiary of FNF (the “Transaction”).

Subject to the terms and conditions of the Merger Agreement, which has been approved by the board of directors of FNF, based on the recommendations of a special committee thereof, and by a special committee of the board of directors of the Issuer, at the effective time of the First Merger, each Ordinary Share issued and outstanding as of immediately prior to the effective time of the First Merger (other than dissenting shares, shares held by the Issuer or any of its Subsidiaries and Shares held by FNF and any of its Subsidiaries) will be converted into the right to receive $12.50 in cash (the “Cash Consideration”) or 0.2558 shares (the “Exchange Ratio”) of common stock, par value $0.0001 per share, of FNF (“FNF Common Stock”), at the election of the holder thereof and subject to the proration mechanics set forth in the Merger Agreement (such consideration the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”).

Consummation of the Mergers is subject to the satisfaction or waiver of customary conditions, including, among other things, (i) the adoption of the Merger Agreement by (x) two-thirds of the holders of a majority of the outstanding Ordinary Shares present and voting at the special meeting of the Issuer shareholders, (y) the majority of the holders of the Series A Preferred Shares and (z) the majority of the holders of the Series B Preferred Shares (collectively, the “Issuer Stockholder Approval”), (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iii) the consent or approval by certain other regulatory entities, (iv) the absence of any injunction or applicable law prohibiting consummation of the Mergers and (v) the accuracy of the representations and warranties made by the Issuer, FNF and the Merger Subs (subject to materiality qualifiers), including the absence of any change, effect, event, occurrence, circumstance or state of facts, from December 31, 2018 to the effective time of the Mergers, that has had or would reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement) with respect to Issuer or a Parent Material Adverse Effect (as defined in the Merger Agreement) with respect to FNF, and (vi) the performance, in all material respects, by each of Issuer, FNF and Merger Subs of all of its obligations under the Merger Agreement. If the Mergers contemplated under the Merger Agreement are consummated, the Ordinary Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the NASDAQ Global Market. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 1.

Voting Agreement

On February 7, 2020, FNF and the Issuer entered into Voting Agreement with BilCar and William P. Foley, II (the “Voting Agreement”), pursuant to which, among other things, the signatories thereto generally agree to vote in favor of the Merger Agreement, the Mergers and the other transactions contemplated thereby. The Voting Agreements and the obligations of the signatories thereto will be terminated upon the earliest of (a) the Outside Termination Date, (b) the consummation of the Mergers, (c) the termination of the Merger Agreement in accordance with its terms and (d) with respect to any shareholder, the mutual written agreement of such shareholder, the Company and Parent. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 2.

Except as set forth in this Statement (including any information incorporated herein by reference) and in connection with the transaction described above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 7.   Material to be Filed as Exhibits

Exhibit No.	Description
1*	Agreement and Plan of Merger, dated February 7, 2020, by and between FGL Holdings, Fidelity National Financial, Inc., F Corp I and F Corp II.

2*	Voting and Support Agreement, dated February 7, 2020, by and between FGL Holdings, Fidelity National Financial, Inc. and Shareholders.

3	Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 11 of the Schedule 13D filed by William P. Foley, II on November 29, 2017) (File No. 005-89522).

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2020

/s/ William P. Foley, II
William P. Foley, II

BILCAR, LLC

/s/ William P. Foley, II
William P. Foley, II
Manager